BAKER & McKENZIE

貝克·麥堅時律師事務所

[redacted]

08001407

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32002208-000004

RECEIVED
2008 MAR 21 P 1:20

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

March 14, 2008

SUPPL

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated February 28, 2008, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1742 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Vincent Wang

Joyce Ip / Joy Chen

PROCESSED
MAR 26 2008
THOMSON FINANCIAL

3/25

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on February 28, 2008:

1. Announcement of POSSIBLE ACQUISITION- by China Shipping Container Lines Company Limited, released on March 13, 2008.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

POSSIBLE ACQUISITION

The Company has today decided to enter into preliminary discussions and carry out investigation regarding the Possible Acquisition. This announcement is issued by the Company pursuant to Rule 13.09 of the Listing Rules to inform the public of the Possible Acquisition.

As the Possible Acquisition may or may not take place, shareholders of the Company and the public investors are advised to exercise extreme caution when dealing in the shares of the Company.

The board of directors (the "**Board**") of the Company wishes to inform the public that the Company has today decided to enter into preliminary discussions and carry out investigation regarding a possible acquisition by the Company from its controlling shareholder, China Shipping (Group) Company, of its entire equity interests in China Shipping Terminal Development Co., Ltd. (the "**CS Terminal**") (the "**Possible Acquisition**"). The brief background of CS Terminal is set out in the note to this announcement. Independent financial adviser will be appointed as appropriate in relation to the Possible Acquisition.

As at the date of this announcement, no agreement in respect of the Possible Acquisition has been signed and no material terms have been agreed to. If the Company is successful in the Possible Acquisition, it is anticipated that the same would constitute a notifiable transaction and a connected transaction for the Company under the Listing Rules.

The Board will keep the market informed in compliance with the requirements of the Listing Rules as and when any written agreement in relation to the Possible Acquisition has been signed.

As the Possible Acquisition may or may not take place, shareholders of the Company and the public investors are advised to exercise extreme caution when dealing in the shares of the Company.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

Definition	Meaning
"Company"	China Shipping Container Lines Company Limited
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
13 March 2008

Note:

CS Terminal is a wholly owned subsidiary of China Shipping (Group) Company, the controlling shareholder of the Company. CS Terminal is principally engaged in the investment and management of various container terminals. In 2007, the container terminals that CS Terminal is interested in achieved a total throughput of 9.38 million TEUs.

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi, Mr. Xu Hui and Mr. Lin Jianqing being non-executive directors, and Mr. Hu Hanxiang, Mr Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive directors.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

BAKER & McKENZIE
貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

March 19, 2008

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated March 14, 2008, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1742 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Joy Chen

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on March 14, 2008:

1. NOTIFICATION OF BOARD MEETING - by China Shipping Container Lines Company Limited, released on March 18, 2008.

File No. 82-34857

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

NOTIFICATION OF BOARD MEETING

The board of directors (the "**Board**") of China Shipping Container Lines Company Limited (the "**Company**") hereby announces that a meeting of the Board of the Company will be held at conference room A, 3rd floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China on Tuesday, 1 April 2008 for the purposes of, among other matters, announcing the annual results of the Company and its subsidiaries for the year ended 31 December 2007 and the declaration of dividends, if any.

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
18 March 2008

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non- executive directors, and Mr. Hu Hanxiang, Mr Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive directors.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

END